UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Rosebud Nau, Esq.

Haynes and Boone, LLP

2801 N Harwood St, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,436,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,436,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,436,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 57,662,043 shares of Common Stock outstanding, including 1,775,788 shares of restricted stock, as of October 22, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the SEC on October 31, 2024.

CUSIP No. 70432V102

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,741,160
	8.	Shared Voting Power 3,456,133 (1)
	9.	Sole Dispositive Power 2,741,160
	10.	Shared Dispositive Power 3,456,133 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,197,293
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (a) 3,436,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 253 shares of Common Stock owned by the ALR Trust, (d) 253 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,012 shares of Common Stock owned by the RWP Trust, (g) 1,012 shares of Common Stock owned by the LWR Trust, (h) 1,012 shares of Common Stock owned by the KGR Trust, (i) 1,012 shares of Common Stock owned by the SER Trust, (j) 1,012 shares of Common Stock owned by the CBP Trust, and (k) 1,012 shares of Common Stock owned by the FPR Trust.

(2)

Based on 57,662,043 shares of Common Stock outstanding, including 1,775,788 shares of restricted stock, as of October 22, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the SEC on October 31, 2024.

This Amendment No. 17 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Gift Transfers

On September 17, 2024 Mr. Richison gifted 117,248 shares of Common Stock to non-profit organizations. On October 7, 2024 Mr. Richison gifted 1,500 shares of Common Stock to a non-profit organization. The number of shares of Common Stock reported as beneficially owned by Mr. Richison gives effect to these transactions.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer; or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of November 6, 2024, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,436,999		6.0	% (1)	0	3,436,999		0	3,436,999
Chad Richison	6,197,293	(2)	10.7	% (1)	2,741,160	3,456,133	(3)	2,741,160	3,456,133	(3)

(1)

Based on 57,662,043 shares of Common Stock outstanding, including 1,775,788 shares of restricted stock, as of October 22, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed by the Issuer with the SEC on October 31, 2024.

(2)

Consists of (a) 2,741,160 shares of Common Stock owned by Mr. Richison, (b) 3,436,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 253 shares of Common Stock owned by the ALR Trust, (e) 253 shares of Common Stock owned by the IDR Trust, (f) 12,500 shares of Common Stock owned by the Spouse Trust, (g) 1,012 shares of Common Stock owned by the RWP Trust, (h) 1,012 shares of Common Stock owned by the LWR Trust, (i) 1,012 shares of Common Stock owned by the KGR Trust, (j) 1,012 shares of Common Stock owned by the SER Trust, (k) 1,012 shares of Common Stock owned by the CBP Trust, and (l) 1,012 shares of Common Stock owned by the FPR Trust.

(3)

Consists of (a) 3,436,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 253 shares of Common Stock owned by the ALR Trust, (d) 253 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,012 shares of Common Stock owned by the RWP Trust, (g) 1,012 shares of Common Stock owned by the LWR Trust, (h) 1,012 shares of Common Stock owned by the KGR Trust, (i) 1,012 shares of Common Stock owned by the SER Trust, (j) 1,012 shares of Common Stock owned by the CBP Trust, and (k) 1,012 shares of Common Stock owned by the FPR Trust.

(c)

Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d)	Not applicable.
(e)	Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison Title: Director

CHAD RICHISON

/s/ Chad Richison

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

With respect to certain sales transactions reported below, the amount reported in the “Price Per Share” column is a weighted average price. The shares of Common Stock were sold in multiple transactions at prices within the range reported in the “Price Range” column. The Reporting Persons undertake to provide to the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Price Range	Description of Transaction
9/6/2024	Chad Richison	(646)	$153.88	$153.32 - $154.30	Sale pursuant to a 10b5-1 plan
9/6/2024	Chad Richison	(557)	$154.80	$154.32 - $155.30	Sale pursuant to a 10b5-1 plan
9/6/2024	Chad Richison	(9)	$155.34	$155.32 - $155.41	Sale pursuant to a 10b5-1 plan
9/6/2024	Chad Richison	(166)	$156.78	$156.13 - $157.12	Sale pursuant to a 10b5-1 plan
9/6/2024	Chad Richison	(572)	$157.51	$157.13 - $157.97	Sale pursuant to a 10b5-1 plan
9/6/2024	Ernest Group, Inc.	(646)	$153.88	$153.32 - $154.30	Sale pursuant to a 10b5-1 plan
9/6/2024	Ernest Group, Inc.	(557)	$154.80	$154.32 - $155.30	Sale pursuant to a 10b5-1 plan
9/6/2024	Ernest Group, Inc.	(9)	$155.34	$155.32 - $155.41	Sale pursuant to a 10b5-1 plan
9/6/2024	Ernest Group, Inc.	(166)	$156.78	$156.13 - $157.12	Sale pursuant to a 10b5-1 plan
9/6/2024	Ernest Group, Inc.	(572)	$157.51	$157.13 - $157.97	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(50)	$155.65	N/A	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(90)	$156.63	$156.63 - $157.03	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(100)	$159.06	$157.78 - $159.34	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(100)	$160.25	$160.09 - $160.40	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(700)	$161.96	$161.46 - $162.33	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(465)	$162.89	$162.44 - $163.41	Sale pursuant to a 10b5-1 plan
9/9/2024	Chad Richison	(445)	$163.98	$163.54 - $164.42	Sale pursuant to a 10b5-1 plan
9/9/2024	Ernest Group, Inc.	(50)	$155.65	N/A	Sale pursuant to a 10b5-1 plan
9/9/2024	Ernest Group, Inc.	(91)	$156.63	$156.63 - $157.03	Sale pursuant to a 10b5-1 plan
9/9/2024	Ernest Group, Inc.	(100)	$159.06	$157.78 - $159.34	Sale pursuant to a 10b5-1 plan
9/9/2024	Ernest Group, Inc.	(100)	$160.25	$160.09 - $160.40	Sale pursuant to a 10b5-1 plan
9/9/2024	Ernest Group, Inc.	(700)	$161.96	$161.46 - $162.33	Sale pursuant to a 10b5-1 plan
9/9/2024	Ernest Group, Inc.	(464)	$162.89	$162.44 - $163.41	Sale pursuant to a 10b5-1 plan

9/9/2024	Ernest Group, Inc.	(445)	$163.98	$163.54 - $164.42	Sale pursuant to a 10b5-1 plan
9/10/2024	Chad Richison	(600)	$162.58	$162.15 - $163.10	Sale pursuant to a 10b5-1 plan
9/10/2024	Chad Richison	(450)	$163.83	$163.25 - $164.18	Sale pursuant to a 10b5-1 plan
9/10/2024	Chad Richison	(600)	$165.03	$164.56 - $165.55	Sale pursuant to a 10b5-1 plan
9/10/2024	Chad Richison	(300)	$166.62	$166.17 - $167.04	Sale pursuant to a 10b5-1 plan
9/10/2024	Ernest Group, Inc.	(600)	$162.58	$162.15 - $163.10	Sale pursuant to a 10b5-1 plan
9/10/2024	Ernest Group, Inc.	(450)	$163.83	$163.25 - $164.18	Sale pursuant to a 10b5-1 plan
9/10/2024	Ernest Group, Inc.	(600)	$165.03	$164.56 - $165.55	Sale pursuant to a 10b5-1 plan
9/10/2024	Ernest Group, Inc.	(300)	$166.62	$166.17 - $167.04	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(200)	$161.38	$161.04 - $161.58	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(200)	$162.52	$162.15 - $163.07	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(100)	$163.32	$163.17 - $163.46	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(450)	$164.61	$164.28 - $165.12	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(594)	$166.09	$165.49 - $166.41	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(150)	$166.65	$166.55 - $166.70	Sale pursuant to a 10b5-1 plan
9/11/2024	Chad Richison	(256)	$167.22	$166.90 - $167.79	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(200)	$161.38	$161.04 - $161.58	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(200)	$162.52	$162.15 - $163.07	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(100)	$163.32	$163.17 - $163.46	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(450)	$164.61	$164.28 - $165.12	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(594)	$166.09	$165.49 - $166.41	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(150)	$166.65	$166.55 - $166.70	Sale pursuant to a 10b5-1 plan
9/11/2024	Ernest Group, Inc.	(256)	$167.22	$166.90 - $167.79	Sale pursuant to a 10b5-1 plan
9/12/2024	Chad Richison	(400)	$166.12	$165.72 - $166.56	Sale pursuant to a 10b5-1 plan
9/12/2024	Chad Richison	(453)	$167.00	$166.59 - $167.37	Sale pursuant to a 10b5-1 plan
9/12/2024	Chad Richison	(1,047)	$167.78	$167.47 - $168.10	Sale pursuant to a 10b5-1 plan
9/12/2024	Chad Richison	(50)	$169.76	N/A	Sale pursuant to a 10b5-1 plan
9/12/2024	Ernest Group, Inc.	(400)	$166.12	$165.72 - $166.56	Sale pursuant to a 10b5-1 plan
9/12/2024	Ernest Group, Inc.	(453)	$167.00	$166.59 - $167.37	Sale pursuant to a 10b5-1 plan

9/12/2024	Ernest Group, Inc.	(1,047)	$167.78	$167.47 - $168.10	Sale pursuant to a 10b5-1 plan
9/12/2024	Ernest Group, Inc.	(50)	$169.76	N/A	Sale pursuant to a 10b5-1 plan
9/13/2024	Chad Richison	(386)	$168.22	$167.55 - $168.52	Sale pursuant to a 10b5-1 plan
9/13/2024	Chad Richison	(454)	$168.98	$168.53 - $169.50	Sale pursuant to a 10b5-1 plan
9/13/2024	Chad Richison	(935)	$170.07	$169.52 - $170.50	Sale pursuant to a 10b5-1 plan
9/13/2024	Chad Richison	(175)	$170.80	$170.54 - $170.91	Sale pursuant to a 10b5-1 plan
9/13/2024	Ernest Group, Inc.	(386)	$168.22	$167.55 - $168.52	Sale pursuant to a 10b5-1 plan
9/13/2024	Ernest Group, Inc.	(454)	$168.98	$168.53 - $169.50	Sale pursuant to a 10b5-1 plan
9/13/2024	Ernest Group, Inc.	(935)	$170.07	$169.52 - $170.50	Sale pursuant to a 10b5-1 plan
9/13/2024	Ernest Group, Inc.	(175)	$170.80	$170.54 - $170.91	Sale pursuant to a 10b5-1 plan
9/16/2024	Chad Richison	(1,107)	$169.92	$169.26 - $170.23	Sale pursuant to a 10b5-1 plan
9/16/2024	Chad Richison	(755)	$170.60	$170.23 - $171.09	Sale pursuant to a 10b5-1 plan
9/16/2024	Chad Richison	(38)	$171.51	$171.09 - $171.52	Sale pursuant to a 10b5-1 plan
9/16/2024	Chad Richison	(50)	$172.23	N/A	Sale pursuant to a 10b5-1 plan
9/16/2024	Ernest Group, Inc.	(1,107)	$169.92	$169.26 - $170.23	Sale pursuant to a 10b5-1 plan
9/16/2024	Ernest Group, Inc.	(755)	$170.60	$170.23 - $171.09	Sale pursuant to a 10b5-1 plan
9/16/2024	Ernest Group, Inc.	(38)	$171.51	$171.09 - $171.52	Sale pursuant to a 10b5-1 plan
9/16/2024	Ernest Group, Inc.	(50)	$172.23	N/A	Sale pursuant to a 10b5-1 plan
9/17/2024	Chad Richison	(687)	$168.90	$168.51 - $169.50	Sale pursuant to a 10b5-1 plan
9/17/2024	Chad Richison	(359)	$169.73	$169.50 - $169.86	Sale pursuant to a 10b5-1 plan
9/17/2024	Chad Richison	(704)	$170.35	$169.89 - $170.86	Sale pursuant to a 10b5-1 plan
9/17/2024	Chad Richison	(200)	$171.40	$171.04 - $171.98	Sale pursuant to a 10b5-1 plan
9/17/2024	Chad Richison	(117,248)	N/A	N/A	Gift to non-profit organization
9/17/2024	Ernest Group, Inc.	(687)	$168.90	$168.51 - $169.50	Sale pursuant to a 10b5-1 plan
9/17/2024	Ernest Group, Inc.	(359)	$169.73	$169.50 - $169.86	Sale pursuant to a 10b5-1 plan
9/17/2024	Ernest Group, Inc.	(704)	$170.35	$169.89 - $170.86	Sale pursuant to a 10b5-1 plan
9/17/2024	Ernest Group, Inc.	(200)	$171.40	$171.04 - $171.98	Sale pursuant to a 10b5-1 plan
9/18/2024	Chad Richison	(770)	$169.09	$168.55 - $169.52	Sale pursuant to a 10b5-1 plan
9/18/2024	Chad Richison	(446)	$170.02	$169.56 - $170.49	Sale pursuant to a 10b5-1 plan

9/18/2024	Chad Richison	(386)	$170.93	$170.50 - $171.48	Sale pursuant to a 10b5-1 plan
9/18/2024	Chad Richison	(293)	$171.91	$171.49 - $172.32	Sale pursuant to a 10b5-1 plan
9/18/2024	Chad Richison	(54)	$172.65	$172.34 - $172.99	Sale pursuant to a 10b5-1 plan
9/18/2024	Chad Richison	(1)	$173.85	N/A	Sale pursuant to a 10b5-1 plan
9/18/2024	Ernest Group, Inc.	(770)	$169.09	$168.55 - $169.52	Sale pursuant to a 10b5-1 plan
9/18/2024	Ernest Group, Inc.	(446)	$170.02	$169.56 - $170.49	Sale pursuant to a 10b5-1 plan
9/18/2024	Ernest Group, Inc.	(386)	$170.93	$170.50 - $171.48	Sale pursuant to a 10b5-1 plan
9/18/2024	Ernest Group, Inc.	(293)	$171.91	$171.49 - $172.32	Sale pursuant to a 10b5-1 plan
9/18/2024	Ernest Group, Inc.	(54)	$172.65	$172.34 - $172.99	Sale pursuant to a 10b5-1 plan
9/18/2024	Ernest Group, Inc.	(1)	$173.85	N/A	Sale pursuant to a 10b5-1 plan
9/19/2024	Chad Richison	(800)	$172.36	$171.79 - $172.77	Sale pursuant to a 10b5-1 plan
9/19/2024	Chad Richison	(1,130)	$173.10	$172.81 - $173.50	Sale pursuant to a 10b5-1 plan
9/19/2024	Chad Richison	(20)	$174.87	N/A	Sale pursuant to a 10b5-1 plan
9/19/2024	Ernest Group, Inc.	(800)	$172.36	$171.79 - $172.77	Sale pursuant to a 10b5-1 plan
9/19/2024	Ernest Group, Inc.	(1,129)	$173.10	$172.81 - $173.50	Sale pursuant to a 10b5-1 plan
9/19/2024	Ernest Group, Inc.	(21)	$174.87	N/A	Sale pursuant to a 10b5-1 plan
9/20/2024	Chad Richison	(200)	$169.13	$168.75 - $169.56	Sale pursuant to a 10b5-1 plan
9/20/2024	Chad Richison	(950)	$170.39	$169.87 - $170.85	Sale pursuant to a 10b5-1 plan
9/20/2024	Chad Richison	(552)	$171.30	$170.89 - $171.71	Sale pursuant to a 10b5-1 plan
9/20/2024	Chad Richison	(248)	$173.00	N/A	Sale pursuant to a 10b5-1 plan
9/20/2024	Ernest Group, Inc.	(200)	$169.13	$168.75 - $169.56	Sale pursuant to a 10b5-1 plan
9/20/2024	Ernest Group, Inc.	(950)	$170.39	$169.87 - $170.85	Sale pursuant to a 10b5-1 plan
9/20/2024	Ernest Group, Inc.	(553)	$171.30	$170.89 - $171.71	Sale pursuant to a 10b5-1 plan
9/20/2024	Ernest Group, Inc.	(247)	$173.00	N/A	Sale pursuant to a 10b5-1 plan
9/23/2024	Chad Richison	(250)	$169.29	$168.76 - $169.60	Sale pursuant to a 10b5-1 plan
9/23/2024	Chad Richison	(400)	$170.56	$169.84 - $170.81	Sale pursuant to a 10b5-1 plan
9/23/2024	Chad Richison	(392)	$171.06	$170.89 - $171.82	Sale pursuant to a 10b5-1 plan
9/23/2024	Chad Richison	(908)	$172.28	$171.83 - $172.66	Sale pursuant to a 10b5-1 plan
9/23/2024	Ernest Group, Inc.	(250)	$169.29	$168.76 - $169.60	Sale pursuant to a 10b5-1 plan

9/23/2024	Ernest Group, Inc.	(400)	$170.56	$169.84 - $170.81	Sale pursuant to a 10b5-1 plan
9/23/2024	Ernest Group, Inc.	(392)	$171.06	$170.89 - $171.82	Sale pursuant to a 10b5-1 plan
9/23/2024	Ernest Group, Inc.	(908)	$172.28	$171.83 - $172.66	Sale pursuant to a 10b5-1 plan
9/24/2024	Chad Richison	(1,014)	$172.48	$171.91 - $172.90	Sale pursuant to a 10b5-1 plan
9/24/2024	Chad Richison	(489)	$173.38	$172.92 - $173.91	Sale pursuant to a 10b5-1 plan
9/24/2024	Chad Richison	(392)	$174.26	$173.91 - $174.79	Sale pursuant to a 10b5-1 plan
9/24/2024	Chad Richison	(55)	$174.96	$174.92 - $175.10	Sale pursuant to a 10b5-1 plan
9/24/2024	Ernest Group, Inc.	(1,014)	$172.48	$171.91 - $172.90	Sale pursuant to a 10b5-1 plan
9/24/2024	Ernest Group, Inc.	(489)	$173.38	$172.92 - $173.91	Sale pursuant to a 10b5-1 plan
9/24/2024	Ernest Group, Inc.	(392)	$174.26	$173.91 - $174.79	Sale pursuant to a 10b5-1 plan
9/24/2024	Ernest Group, Inc.	(55)	$174.96	$174.92 - $175.10	Sale pursuant to a 10b5-1 plan
9/25/2024	Chad Richison	(550)	$169.23	$168.67 - $169.63	Sale pursuant to a 10b5-1 plan
9/25/2024	Chad Richison	(700)	$170.07	$169.69 - $170.62	Sale pursuant to a 10b5-1 plan
9/25/2024	Chad Richison	(450)	$171.35	$170.72 - $171.69	Sale pursuant to a 10b5-1 plan
9/25/2024	Chad Richison	(200)	$172.08	$171.87 - $172.35	Sale pursuant to a 10b5-1 plan
9/25/2024	Chad Richison	(50)	$173.04	N/A	Sale pursuant to a 10b5-1 plan
9/25/2024	Ernest Group, Inc.	(550)	$169.23	$168.67 - $169.63	Sale pursuant to a 10b5-1 plan
9/25/2024	Ernest Group, Inc.	(700)	$170.07	$169.69 - $170.62	Sale pursuant to a 10b5-1 plan
9/25/2024	Ernest Group, Inc.	(450)	$171.35	$170.72 - $171.69	Sale pursuant to a 10b5-1 plan
9/25/2024	Ernest Group, Inc.	(200)	$172.08	$171.87 - $172.35	Sale pursuant to a 10b5-1 plan
9/25/2024	Ernest Group, Inc.	(50)	$173.04	N/A	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(72)	$159.04	$158.51 - $159.47	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(45)	$159.75	$159.51 - $160.35	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(98)	$161.25	$160.39 - $161.37	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(214)	$161.98	$161.49 - $162.42	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(142)	$162.78	$162.46 - $163.45	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(374)	$163.94	$163.46 - $164.44	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(210)	$164.82	$164.44 - $165.39	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(168)	$166.00	$165.45 - $166.25	Sale pursuant to a 10b5-1 plan

9/26/2024	Chad Richison	(111)	$166.69	$166.28 - $167.08	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(449)	$167.81	$167.28 - $168.16	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(23)	$168.32	$168.17 - $168.73	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(18)	$169.42	$168.76 - $169.63	Sale pursuant to a 10b5-1 plan
9/26/2024	Chad Richison	(26)	$170.00	$169.64 - $170.24	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(72)	$159.04	$158.51 - $159.47	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(45)	$159.75	$159.51 - $160.35	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(98)	$161.25	$160.39 - $161.37	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(214)	$161.98	$161.49 - $162.42	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(142)	$162.78	$162.46 - $163.45	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(374)	$163.94	$163.46 - $164.44	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(210)	$164.82	$164.44 - $165.39	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(168)	$166.00	$165.45 - $166.25	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(111)	$166.69	$166.28 - $167.08	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(449)	$167.81	$167.28 - $168.16	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(23)	$168.32	$168.17 - $168.73	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(18)	$169.42	$168.76 - $169.63	Sale pursuant to a 10b5-1 plan
9/26/2024	Ernest Group, Inc.	(26)	$170.00	$169.64 - $170.24	Sale pursuant to a 10b5-1 plan
9/27/2024	Chad Richison	(1,093)	$167.80	$167.23 - $168.19	Sale pursuant to a 10b5-1 plan
9/27/2024	Chad Richison	(707)	$168.71	$168.20 - $169.11	Sale pursuant to a 10b5-1 plan
9/27/2024	Chad Richison	(150)	$169.68	$169.43 - $169.95	Sale pursuant to a 10b5-1 plan
9/27/2024	Ernest Group, Inc.	(1,093)	$167.80	$165.53 - $166.31	Sale pursuant to a 10b5-1 plan
9/27/2024	Ernest Group, Inc.	(707)	$168.71	$166.53 - $167.50	Sale pursuant to a 10b5-1 plan
9/27/2024	Ernest Group, Inc.	(150)	$169.68	$167.23 - $168.19	Sale pursuant to a 10b5-1 plan
9/30/2024	Chad Richison	(713)	$165.95	$168.20 - $169.11	Sale pursuant to a 10b5-1 plan
9/30/2024	Chad Richison	(1,237)	$166.98	$169.43 - $169.95	Sale pursuant to a 10b5-1 plan
9/30/2024	Ernest Group, Inc.	(713)	$165.95	$165.53 - $166.31	Sale pursuant to a 10b5-1 plan
9/30/2024	Ernest Group, Inc.	(1,237)	$166.98	$166.53 - $167.50	Sale pursuant to a 10b5-1 plan
10/1/2024	Chad Richison	(399)	$164.03	$163.40 - $164.28	Sale pursuant to a 10b5-1 plan

10/1/2024	Chad Richison	(549)	$164.88	$164.38 - $165.37	Sale pursuant to a 10b5-1 plan
10/1/2024	Chad Richison	(300)	$165.66	$165.40 - $166.20	Sale pursuant to a 10b5-1 plan
10/1/2024	Chad Richison	(702)	$166.56	$166.37 - $166.75	Sale pursuant to a 10b5-1 plan
10/1/2024	Ernest Group, Inc.	(399)	$164.03	$163.40 - $164.28	Sale pursuant to a 10b5-1 plan
10/1/2024	Ernest Group, Inc.	(549)	$164.88	$164.38 - $165.37	Sale pursuant to a 10b5-1 plan
10/1/2024	Ernest Group, Inc.	(300)	$165.66	$165.40 - $166.20	Sale pursuant to a 10b5-1 plan
10/1/2024	Ernest Group, Inc.	(702)	$166.56	$166.37 - $166.75	Sale pursuant to a 10b5-1 plan
10/2/2024	Chad Richison	(560)	$165.91	$165.27 - $166.25	Sale pursuant to a 10b5-1 plan
10/2/2024	Chad Richison	(1,240)	$166.82	$166.38 - $167.27	Sale pursuant to a 10b5-1 plan
10/2/2024	Chad Richison	(150)	$167.63	$167.45 - $167.77	Sale pursuant to a 10b5-1 plan
10/2/2024	Ernest Group, Inc.	(560)	$165.91	$165.27 - $166.25	Sale pursuant to a 10b5-1 plan
10/2/2024	Ernest Group, Inc.	(1,240)	$166.82	$166.38 - $167.27	Sale pursuant to a 10b5-1 plan
10/2/2024	Ernest Group, Inc.	(150)	$167.63	$167.45 - $167.77	Sale pursuant to a 10b5-1 plan
10/3/2024	Chad Richison	(1,080)	$165.57	$165.06 - $166.04	Sale pursuant to a 10b5-1 plan
10/3/2024	Chad Richison	(870)	$166.42	$166.05 - $166.86	Sale pursuant to a 10b5-1 plan
10/3/2024	Ernest Group, Inc.	(1,080)	$165.57	$165.06 - $166.04	Sale pursuant to a 10b5-1 plan
10/3/2024	Ernest Group, Inc.	(870)	$166.42	$166.05 - $166.86	Sale pursuant to a 10b5-1 plan
10/4/2024	Chad Richison	(981)	$166.64	$166.03 - $167.02	Sale pursuant to a 10b5-1 plan
10/4/2024	Chad Richison	(855)	$167.39	$167.03 - $168.02	Sale pursuant to a 10b5-1 plan
10/4/2024	Chad Richison	(114)	$168.22	$168.04 - $168.58	Sale pursuant to a 10b5-1 plan
10/4/2024	Ernest Group, Inc.	(981)	$166.64	$166.03 - $167.02	Sale pursuant to a 10b5-1 plan
10/4/2024	Ernest Group, Inc.	(855)	$167.39	$167.03 - $168.02	Sale pursuant to a 10b5-1 plan
10/4/2024	Ernest Group, Inc.	(114)	$168.22	$168.04 - $168.58	Sale pursuant to a 10b5-1 plan
10/7/2024	Chad Richison	(750)	$164.27	$163.91 - $164.60	Sale pursuant to a 10b5-1 plan
10/7/2024	Chad Richison	(815)	$165.67	$165.05 - $166.04	Sale pursuant to a 10b5-1 plan
10/7/2024	Chad Richison	(285)	$166.33	$166.06 - $166.69	Sale pursuant to a 10b5-1 plan
10/7/2024	Chad Richison	(100)	$167.24	$167.05 - $167.43	Sale pursuant to a 10b5-1 plan
10/7/2024	Chad Richison	(1,500)	N/A	N/A	Gift to non-profit organization
10/7/2024	Ernest Group, Inc.	(750)	$164.27	$163.91 - $164.60	Sale pursuant to a 10b5-1 plan

10/7/2024	Ernest Group, Inc.	(815)	$165.67	$165.05 - $166.04	Sale pursuant to a 10b5-1 plan
10/7/2024	Ernest Group, Inc.	(285)	$166.33	$166.06 - $166.69	Sale pursuant to a 10b5-1 plan
10/7/2024	Ernest Group, Inc.	(100)	$167.24	$167.05 - $167.43	Sale pursuant to a 10b5-1 plan
10/8/2024	Chad Richison	(314)	$160.27	$159.88 - $160.53	Sale pursuant to a 10b5-1 plan
10/8/2024	Chad Richison	(465)	$161.45	$160.91 - $161.70	Sale pursuant to a 10b5-1 plan
10/8/2024	Chad Richison	(228)	$162.30	$161.79 - $162.63	Sale pursuant to a 10b5-1 plan
10/8/2024	Chad Richison	(640)	$163.37	$162.81 - $163.78	Sale pursuant to a 10b5-1 plan
10/8/2024	Chad Richison	(303)	$163.96	$163.79 - $164.30	Sale pursuant to a 10b5-1 plan
10/8/2024	Ernest Group, Inc.	(314)	$160.27	$159.88 - $160.53	Sale pursuant to a 10b5-1 plan
10/8/2024	Ernest Group, Inc.	(465)	$161.45	$160.91 - $161.70	Sale pursuant to a 10b5-1 plan
10/8/2024	Ernest Group, Inc.	(228)	$162.30	$161.79 - $162.63	Sale pursuant to a 10b5-1 plan
10/8/2024	Ernest Group, Inc.	(640)	$163.37	$162.81 - $163.78	Sale pursuant to a 10b5-1 plan
10/8/2024	Ernest Group, Inc.	(303)	$163.96	$163.79 - $164.30	Sale pursuant to a 10b5-1 plan
10/9/2024	Chad Richison	(48)	$160.58	$160.08 - $161.06	Sale pursuant to a 10b5-1 plan
10/9/2024	Chad Richison	(748)	$161.82	$161.10 - $162.09	Sale pursuant to a 10b5-1 plan
10/9/2024	Chad Richison	(1,154)	$162.46	$162.11 - $162.98	Sale pursuant to a 10b5-1 plan
10/9/2024	Ernest Group, Inc.	(48)	$160.58	$160.08 - $161.06	Sale pursuant to a 10b5-1 plan
10/9/2024	Ernest Group, Inc.	(748)	$161.82	$161.10 - $162.09	Sale pursuant to a 10b5-1 plan
10/9/2024	Ernest Group, Inc.	(1,154)	$162.46	$162.11 - $162.98	Sale pursuant to a 10b5-1 plan
10/10/2024	Chad Richison	(150)	$161.94	$161.46 - $162.30	Sale pursuant to a 10b5-1 plan
10/10/2024	Chad Richison	(1,500)	$162.92	$162.46 - $163.43	Sale pursuant to a 10b5-1 plan
10/10/2024	Chad Richison	(300)	$163.59	$163.48 - $163.76	Sale pursuant to a 10b5-1 plan
10/10/2024	Ernest Group, Inc.	(150)	$161.94	$161.46 - $162.30	Sale pursuant to a 10b5-1 plan
10/10/2024	Ernest Group, Inc.	(1,500)	$162.92	$162.46 - $163.43	Sale pursuant to a 10b5-1 plan
10/10/2024	Ernest Group, Inc.	(300)	$163.59	$163.48 - $163.76	Sale pursuant to a 10b5-1 plan
10/11/2024	Chad Richison	(1,250)	$163.28	$162.85 - $163.74	Sale pursuant to a 10b5-1 plan
10/11/2024	Chad Richison	(700)	$164.26	$163.83 - $164.62	Sale pursuant to a 10b5-1 plan
10/11/2024	Ernest Group, Inc.	(1,250)	$163.28	$162.85 - $163.74	Sale pursuant to a 10b5-1 plan
10/11/2024	Ernest Group, Inc.	(700)	$164.26	$163.83 - $164.62	Sale pursuant to a 10b5-1 plan

10/14/2024	Chad Richison	(9)	$161.31	N/A	Sale pursuant to a 10b5-1 plan
10/14/2024	Chad Richison	(45)	$162.11	$161.61 - $162.45	Sale pursuant to a 10b5-1 plan
10/14/2024	Chad Richison	(279)	$163.11	$162.66 - $163.46	Sale pursuant to a 10b5-1 plan
10/14/2024	Chad Richison	(1,617)	$163.94	$163.48 - $164.47	Sale pursuant to a 10b5-1 plan
10/14/2024	Ernest Group, Inc.	(9)	$161.31	N/A	Sale pursuant to a 10b5-1 plan
10/14/2024	Ernest Group, Inc.	(45)	$162.11	$161.61 - $162.45	Sale pursuant to a 10b5-1 plan
10/14/2024	Ernest Group, Inc.	(279)	$163.11	$162.66 - $163.46	Sale pursuant to a 10b5-1 plan
10/14/2024	Ernest Group, Inc.	(1,617)	$163.94	$163.48 - $164.47	Sale pursuant to a 10b5-1 plan
10/15/2024	Chad Richison	(799)	$164.92	$164.55 - $165.45	Sale pursuant to a 10b5-1 plan
10/15/2024	Chad Richison	(401)	$166.28	$165.79 - $166.58	Sale pursuant to a 10b5-1 plan
10/15/2024	Chad Richison	(500)	$167.50	$167.06 - $168.03	Sale pursuant to a 10b5-1 plan
10/15/2024	Chad Richison	(250)	$168.34	$168.06 - $168.95	Sale pursuant to a 10b5-1 plan
10/15/2024	Ernest Group, Inc.	(799)	$164.92	$164.55 - $165.45	Sale pursuant to a 10b5-1 plan
10/15/2024	Ernest Group, Inc.	(401)	$166.28	$165.79 - $166.58	Sale pursuant to a 10b5-1 plan
10/15/2024	Ernest Group, Inc.	(500)	$167.50	$167.06 - $168.03	Sale pursuant to a 10b5-1 plan
10/15/2024	Ernest Group, Inc.	(250)	$168.34	$168.06 - $168.95	Sale pursuant to a 10b5-1 plan
10/16/2024	Chad Richison	(1,331)	$163.20	$162.77 - $163.72	Sale pursuant to a 10b5-1 plan
10/16/2024	Chad Richison	(596)	$164.14	$163.73 - $164.68	Sale pursuant to a 10b5-1 plan
10/16/2024	Chad Richison	(23)	$164.97	$164.71 - $165.11	Sale pursuant to a 10b5-1 plan
10/16/2024	Ernest Group, Inc.	(1,331)	$163.20	$162.77 - $163.72	Sale pursuant to a 10b5-1 plan
10/16/2024	Ernest Group, Inc.	(596)	$164.14	$163.73 - $164.68	Sale pursuant to a 10b5-1 plan
10/16/2024	Ernest Group, Inc.	(23)	$164.97	$164.71 - $165.11	Sale pursuant to a 10b5-1 plan
10/17/2024	Chad Richison	(492)	$162.00	$161.43 - $162.37	Sale pursuant to a 10b5-1 plan
10/17/2024	Chad Richison	(380)	$162.89	$162.38 - $163.36	Sale pursuant to a 10b5-1 plan
10/17/2024	Chad Richison	(951)	$163.92	$163.42 - $164.40	Sale pursuant to a 10b5-1 plan
10/17/2024	Chad Richison	(127)	$164.78	$164.49 - $165.08	Sale pursuant to a 10b5-1 plan
10/17/2024	Ernest Group, Inc.	(492)	$162.00	$161.43 - $162.37	Sale pursuant to a 10b5-1 plan
10/17/2024	Ernest Group, Inc.	(380)	$162.89	$162.38 - $163.36	Sale pursuant to a 10b5-1 plan
10/17/2024	Ernest Group, Inc.	(951)	$163.92	$163.42 - $164.40	Sale pursuant to a 10b5-1 plan

10/17/2024	Ernest Group, Inc.	(127)	$164.78	$164.49 - $165.08	Sale pursuant to a 10b5-1 plan
10/18/2024	Chad Richison	(1,087)	$164.97	$164.34 - $165.33	Sale pursuant to a 10b5-1 plan
10/18/2024	Chad Richison	(839)	$165.63	$165.33 - $166.11	Sale pursuant to a 10b5-1 plan
10/18/2024	Chad Richison	(24)	$166.43	$166.39 - $166.50	Sale pursuant to a 10b5-1 plan
10/18/2024	Ernest Group, Inc.	(1,087)	$164.97	$164.34 - $165.33	Sale pursuant to a 10b5-1 plan
10/18/2024	Ernest Group, Inc.	(839)	$165.63	$165.33 - $166.11	Sale pursuant to a 10b5-1 plan
10/18/2024	Ernest Group, Inc.	(24)	$166.43	$166.39 - $166.50	Sale pursuant to a 10b5-1 plan
10/21/2024	Chad Richison	(100)	$166.08	$165.89 - $166.22	Sale pursuant to a 10b5-1 plan
10/21/2024	Chad Richison	(639)	$168.06	$167.54 - $168.50	Sale pursuant to a 10b5-1 plan
10/21/2024	Chad Richison	(461)	$169.00	$168.55 - $169.40	Sale pursuant to a 10b5-1 plan
10/21/2024	Chad Richison	(350)	$169.99	$169.56 - $170.48	Sale pursuant to a 10b5-1 plan
10/21/2024	Chad Richison	(300)	$170.95	$170.58 - $171.22	Sale pursuant to a 10b5-1 plan
10/21/2024	Chad Richison	(100)	$171.86	$171.71 - $172.02	Sale pursuant to a 10b5-1 plan
10/21/2024	Ernest Group, Inc.	(100)	$166.08	$165.89 - $166.22	Sale pursuant to a 10b5-1 plan
10/21/2024	Ernest Group, Inc.	(639)	$168.06	$167.54 - $168.50	Sale pursuant to a 10b5-1 plan
10/21/2024	Ernest Group, Inc.	(461)	$169.00	$168.55 - $169.40	Sale pursuant to a 10b5-1 plan
10/21/2024	Ernest Group, Inc.	(350)	$169.99	$169.56 - $170.48	Sale pursuant to a 10b5-1 plan
10/21/2024	Ernest Group, Inc.	(300)	$170.95	$170.58 - $171.22	Sale pursuant to a 10b5-1 plan
10/21/2024	Ernest Group, Inc.	(100)	$171.86	$171.71 - $172.02	Sale pursuant to a 10b5-1 plan
10/22/2024	Chad Richison	(1,093)	$166.10	$165.49 - $166.40	Sale pursuant to a 10b5-1 plan
10/22/2024	Chad Richison	(857)	$166.68	$166.42 - $167.18	Sale pursuant to a 10b5-1 plan
10/22/2024	Ernest Group, Inc.	(1,093)	$166.10	$165.49 - $166.40	Sale pursuant to a 10b5-1 plan
10/22/2024	Ernest Group, Inc.	(857)	$166.68	$166.42 - $167.18	Sale pursuant to a 10b5-1 plan
10/23/2024	Chad Richison	(697)	$163.48	$162.89 - $163.85	Sale pursuant to a 10b5-1 plan
10/23/2024	Chad Richison	(853)	$164.46	$163.98 - $164.85	Sale pursuant to a 10b5-1 plan
10/23/2024	Chad Richison	(400)	$165.33	$165.01 - $165.81	Sale pursuant to a 10b5-1 plan
10/23/2024	Ernest Group, Inc.	(697)	$163.48	$162.89 - $163.85	Sale pursuant to a 10b5-1 plan
10/23/2024	Ernest Group, Inc.	(853)	$164.46	$163.98 - $164.85	Sale pursuant to a 10b5-1 plan
10/23/2024	Ernest Group, Inc.	(400)	$165.33	$165.01 - $165.81	Sale pursuant to a 10b5-1 plan

10/24/2024	Chad Richison	(850)	$164.69	$164.07 - $165.06	Sale pursuant to a 10b5-1 plan
10/24/2024	Chad Richison	(1,025)	$165.49	$165.07 - $165.97	Sale pursuant to a 10b5-1 plan
10/24/2024	Chad Richison	(75)	$166.47	$166.02 - $166.92	Sale pursuant to a 10b5-1 plan
10/24/2024	Ernest Group, Inc.	(850)	$164.69	$164.07 - $165.06	Sale pursuant to a 10b5-1 plan
10/24/2024	Ernest Group, Inc.	(1,025)	$165.49	$165.07 - $165.97	Sale pursuant to a 10b5-1 plan
10/24/2024	Ernest Group, Inc.	(75)	$166.47	$166.02 - $166.92	Sale pursuant to a 10b5-1 plan
10/25/2024	Chad Richison	(873)	$164.41	$163.81 - $164.78	Sale pursuant to a 10b5-1 plan
10/25/2024	Chad Richison	(856)	$165.24	$164.79 - $165.76	Sale pursuant to a 10b5-1 plan
10/25/2024	Chad Richison	(221)	$166.10	$165.77 - $166.58	Sale pursuant to a 10b5-1 plan
10/25/2024	Ernest Group, Inc.	(873)	$164.41	$163.81 - $164.78	Sale pursuant to a 10b5-1 plan
10/25/2024	Ernest Group, Inc.	(856)	$165.24	$164.79 - $165.76	Sale pursuant to a 10b5-1 plan
10/25/2024	Ernest Group, Inc.	(221)	$166.10	$165.77 - $166.58	Sale pursuant to a 10b5-1 plan
10/28/2024	Chad Richison	(34)	$165.28	$164.78 - $165.68	Sale pursuant to a 10b5-1 plan
10/28/2024	Chad Richison	(153)	$166.21	$165.68 - $166.65	Sale pursuant to a 10b5-1 plan
10/28/2024	Chad Richison	(1,218)	$167.31	$166.69 - $167.68	Sale pursuant to a 10b5-1 plan
10/28/2024	Chad Richison	(545)	$167.97	$167.69 - $168.62	Sale pursuant to a 10b5-1 plan
10/28/2024	Ernest Group, Inc.	(34)	$165.28	$164.78 - $165.68	Sale pursuant to a 10b5-1 plan
10/28/2024	Ernest Group, Inc.	(153)	$166.21	$165.68 - $166.65	Sale pursuant to a 10b5-1 plan
10/28/2024	Ernest Group, Inc.	(1,218)	$167.31	$166.69 - $167.68	Sale pursuant to a 10b5-1 plan
10/28/2024	Ernest Group, Inc.	(545)	$167.97	$167.69 - $168.62	Sale pursuant to a 10b5-1 plan
10/29/2024	Chad Richison	(85)	$166.18	$165.62 - $166.50	Sale pursuant to a 10b5-1 plan
10/29/2024	Chad Richison	(255)	$167.17	$166.58 - $167.55	Sale pursuant to a 10b5-1 plan
10/29/2024	Chad Richison	(1,001)	$168.18	$167.61 - $168.59	Sale pursuant to a 10b5-1 plan
10/29/2024	Chad Richison	(609)	$168.96	$168.62 - $169.50	Sale pursuant to a 10b5-1 plan
10/29/2024	Ernest Group, Inc.	(85)	$166.18	$165.62 - $166.50	Sale pursuant to a 10b5-1 plan
10/29/2024	Ernest Group, Inc.	(255)	$167.17	$166.58 - $167.55	Sale pursuant to a 10b5-1 plan
10/29/2024	Ernest Group, Inc.	(1,001)	$168.18	$167.61 - $168.59	Sale pursuant to a 10b5-1 plan
10/29/2024	Ernest Group, Inc.	(609)	$168.96	$168.62 - $169.50	Sale pursuant to a 10b5-1 plan
10/30/2024	Chad Richison	(28)	$167.04	$166.99 - $167.73	Sale pursuant to a 10b5-1 plan

10/30/2024	Chad Richison	(14)	$168.65	$167.73 - $168.97	Sale pursuant to a 10b5-1 plan
10/30/2024	Chad Richison	(73)	$169.70	$169.13 - $169.99	Sale pursuant to a 10b5-1 plan
10/30/2024	Chad Richison	(472)	$171.84	$171.20 - $172.19	Sale pursuant to a 10b5-1 plan
10/30/2024	Chad Richison	(524)	$172.35	$172.19 - $172.70	Sale pursuant to a 10b5-1 plan
10/30/2024	Chad Richison	(685)	$173.10	$172.71 - $173.70	Sale pursuant to a 10b5-1 plan
10/30/2024	Chad Richison	(154)	$174.11	$173.70 - $174.68	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc.	(28)	$167.04	$166.99 - $167.73	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc	(15)	$168.65	$167.73 - $168.97	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc	(73)	$169.70	$169.13 - $169.99	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc	(471)	$171.84	$171.20 - $172.19	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc	(524)	$172.35	$172.19 - $172.70	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc	(685)	$173.10	$172.71 - $173.70	Sale pursuant to a 10b5-1 plan
10/30/2024	Ernest Group, Inc	(154)	$174.11	$173.70 - $174.68	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(9)	$193.01	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(8)	$201.68	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(8)	$202.68	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(8)	$206.00	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(9)	$208.00	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(102)	$209.72	$209.32 - $210.12	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(329)	$210.80	$210.22 - $211.18	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(435)	$211.73	$211.18 - $212.11	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(386)	$212.59	$212.21 - $213.11	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(239)	$213.71	$213.29 - $214.10	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(350)	$214.81	$214.20 - $215.14	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(51)	$215.51	$215.17 - $216.07	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(3)	$217.13	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Chad Richison	(13)	$219.40	$219.21 - $219.71	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(8)	$193.01	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(9)	$201.68	N/A	Sale pursuant to a 10b5-1 plan

10/31/2024	Ernest Group, Inc.	(7)	$202.68	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(9)	$206.00	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(8)	$208.00	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(102)	$209.72	$209.32 - $210.12	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(329)	$210.80	$210.22 - $211.18	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(435)	$211.73	$211.18 - $212.11	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(386)	$212.59	$212.21 - $213.11	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(239)	$213.71	$213.29 - $214.10	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(350)	$214.81	$214.20 - $215.14	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(51)	$215.51	$215.17 - $216.07	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(3)	$217.13	N/A	Sale pursuant to a 10b5-1 plan
10/31/2024	Ernest Group, Inc.	(14)	$219.40	$219.21 - $219.71	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(55)	$204.43	$203.60 - $204.49	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(50)	$205.41	N/A	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(90)	$206.43	N/A	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(105)	$207.63	$207.28 - $207.73	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(250)	$208.78	$208.23 - $209.08	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(550)	$209.73	$209.26 - $210.20	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(700)	$210.72	$210.47 - $211.27	Sale pursuant to a 10b5-1 plan
11/01/2024	Chad Richison	(150)	$212.05	$211.46 - $212.37	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(55)	$204.43	$203.60 - $204.49	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(50)	$205.41	N/A	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(90)	$206.43	N/A	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(105)	$207.63	$207.28 - $207.73	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(250)	$208.78	$208.23 - $209.08	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(550)	$209.73	$209.26 - $210.20	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(700)	$210.72	$210.47 - $211.27	Sale pursuant to a 10b5-1 plan
11/01/2024	Ernest Group, Inc.	(150)	$212.05	$211.46 - $212.37	Sale pursuant to a 10b5-1 plan
11/04/2024	Chad Richison	(72)	$209.33	$209.00 - $209.89	Sale pursuant to a 10b5-1 plan

11/04/2024	Chad Richison	(242)	$210.61	$210.01 - $210.97	Sale pursuant to a 10b5-1 plan
11/04/2024	Chad Richison	(631)	$211.61	$211.06 - $211.97	Sale pursuant to a 10b5-1 plan
11/04/2024	Chad Richison	(1,005)	$212.30	$211.99 - $212.95	Sale pursuant to a 10b5-1 plan
11/04/2024	Ernest Group, Inc.	(72)	$209.33	$209.00 - $209.89	Sale pursuant to a 10b5-1 plan
11/04/2024	Ernest Group, Inc.	(242)	$210.61	$210.01 - $210.97	Sale pursuant to a 10b5-1 plan
11/04/2024	Ernest Group, Inc.	(631)	$211.61	$211.06 - $211.97	Sale pursuant to a 10b5-1 plan
11/04/2024	Ernest Group, Inc.	(1,005)	$212.30	$211.99 - $212.95	Sale pursuant to a 10b5-1 plan
11/05/2024	Chad Richison	(50)	$209.47	N/A	Sale pursuant to a 10b5-1 plan
11/05/2024	Chad Richison	(50)	$210.96	N/A	Sale pursuant to a 10b5-1 plan
11/05/2024	Chad Richison	(50)	$213.18	N/A	Sale pursuant to a 10b5-1 plan
11/05/2024	Chad Richison	(350)	$215.88	$215.15 - $216.09	Sale pursuant to a 10b5-1 plan
11/05/2024	Chad Richison	(600)	$216.74	$216.34 - $217.25	Sale pursuant to a 10b5-1 plan
11/05/2024	Chad Richison	(850)	$217.74	$217.34 - $218.33	Sale pursuant to a 10b5-1 plan
11/05/2024	Ernest Group, Inc.	(50)	$209.47	N/A	Sale pursuant to a 10b5-1 plan
11/05/2024	Ernest Group, Inc.	(50)	$210.96	N/A	Sale pursuant to a 10b5-1 plan
11/05/2024	Ernest Group, Inc.	(50)	$213.18	N/A	Sale pursuant to a 10b5-1 plan
11/05/2024	Ernest Group, Inc.	(350)	$215.88	$215.15 - $216.09	Sale pursuant to a 10b5-1 plan
11/05/2024	Ernest Group, Inc.	(600)	$216.74	$216.34 - $217.25	Sale pursuant to a 10b5-1 plan
11/05/2024	Ernest Group, Inc.	(850)	$217.74	$217.34 - $218.33	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(50)	$222.50	$215.15 - $216.09	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(2)	$224.99	$216.34 - $217.25	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(130)	$227.06	$217.34 - $218.33	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(295)	$227.84	$222.46 - $223.40	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(351)	$228.87	$224.79 - $225.30	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(186)	$230.09	$226.59 - $227.50	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(174)	$231.13	$227.52 - $228.49	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(438)	$231.92	$228.58 - $229.50	Sale pursuant to a 10b5-1 plan
11/06/2024	Chad Richison	(324)	$232.85	$229.65 - $230.64	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(49)	$222.50	$217.34 - $218.33	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(3)	$224.99	$222.46 - $223.40	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(130)	$227.06	$224.79 - $225.30	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(295)	$227.84	$226.59 - $227.50	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(351)	$228.87	$227.52 - $228.49	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(186)	$230.09	$228.58 - $229.50	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(174)	$231.13	$229.65 - $230.64	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(438)	$231.92	$217.34 - $218.33	Sale pursuant to a 10b5-1 plan
11/06/2024	Ernest Group, Inc.	(324)	$232.85	$222.46 - $223.40	Sale pursuant to a 10b5-1 plan